Nintendo

Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

December 18, 2007

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Semi-Annual Securities Report to Shareholders for Six Months Ended September 30, 2007 (Summary translation)
- Confirmations of the Adequacy of Semi-Annual Securities Report (Summary translation)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Alvaro Alvarez of Perkins Coie LLP at (206)359-6167.

Very truly yours,
NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

SEMI-ANNUAL SECURITIES REPORT FOR SIX MONTHS ENDED SEPTEMBER 30, 2007

NINTENDO CO., LTD.

(December 17, 2007)

SEMI-ANNUAL SECURITIES REPORT
FOR SIX MONTHS ENDED SEPTEMBER 30, 2007

Cover letter addressed to Kanto Finance Bureau

Ⅱ Information about guaranteed company by the Company

[Interim audit report]

December 17, 2007

To Tokyo Stock Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Confirmation of the Adequacy of Semi-Annual Securities Report

Satoru Iwata, representative director of the Company, acknowledges that the Semi-Annual Securities Report for the fiscal period from April 1, 2007 through September 30, 2007 has no misstatements at the time the said report was filed.

This acknowledgment is based on the followings:

1. Regarding the preparation of financial statements, the Company has established clear roles and assignments for each relevant department, thus each department works within the system to complete its tasks properly.

2. Important management information is placed on the agenda and reported to the Board of Directors, etc. as appropriate.

3. Nintendo's department responsible for preparing the Semi-Annual Securities Report monitors the rules and regulations regarding the company's disclosure requirements including any changes which could impact the company's management. Therefore, all relevant information is reflected in the Semi-Annual Securities Report.

4. The Internal Auditing Department, established directly under the authority of the president, evaluates the validity of procedures related to the financial reporting etc. in preparing the Semi-Annual Securities Report.

5. Corporate auditors confirmed that there were no significant comments with regard to the Semi-Annual Securities Report.

6. Regarding the audit by the independent auditor, there are no significant comments with regard to the information disclosed in the "Financial Review" Section of the Semi-Annual Securities Report.

File Number: 82-2544

December 17, 2007

To Osaka Securities Exchange

Nintendo Co., Ltd.
Satoru Iwata
President

Confirmation of the Adequacy of Semi-Annual Securities Report

Satoru Iwata, representative director of the Company, acknowledges that the Semi-Annual Securities Report for the fiscal period from April 1, 2007 through September 30, 2007 has no misstatements at the time the said report was filed.

This acknowledgment is based on the followings:

1. Regarding the preparation of financial statements, the Company has established clear roles and assignments for each relevant department, thus each department works within the system to complete its tasks properly.

2. Important management information is placed on the agenda and reported to the Board of Directors, etc. as appropriate.

3. Nintendo's department responsible for preparing the Semi-Annual Securities Report monitors the rules and regulations regarding the company's disclosure requirements including any changes which could impact the company's management. Therefore, all relevant information is reflected in the Semi-Annual Securities Report.

4. The Internal Auditing Department, established directly under the authority of the president, evaluates the validity of procedures related to the financial reporting etc. in preparing the Semi-Annual Securities Report.

5. Corporate auditors confirmed that there were no significant comments with regard to the Semi-Annual Securities Report.

6. Regarding the audit by the independent auditor, there are no significant comments with regard to the information disclosed in the "Financial Review" Section of the Semi-Annual Securities Report.

END